SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: November 25, 2002

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X       Form 40-F
                                  ---                ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No  X
                                   ---         ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 --------

     On November 20, 2002, OJSC Rostelecom (the "Company") filed a "Report on Material Facts (Events and Actions) Affecting Financial and Economic Activity of the Issuer" (the "Material Facts Report") with the Russian Federal Commission for the Securities Market ("FCSM") as required by the Russian Federation's securities legislation.

     The requirements for the contents of the Material Facts Report and criteria for the information to be disclosed in the Material Facts Report are established by the laws and regulations of the Russian Federation and, in particular, the requirements of the FCSM. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

     As a consequence of such differences, the Material Facts Report includes information based on unaudited unconsolidated statutory financial statements of the Company prepared in accordance with Russian accounting standards ("RAS"). RAS differs in significant respects from International Accounting Standards and from generally accepted accounting principles in the United States. Therefore, the results disclosed in the Material Facts Report are prepared on a basis different from the Company's audited annual consolidated financial statements included in its Annual Report on Form 20-F.

     Terms used in the Material Facts Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

         For any questions concerning the Quarterly Report, contact Olga V. Mokhoreva, head of the Securities Department of the Company, by phone at +7
(095) 973-9940, by facsimile at +7 (095) 787-2850 or by email at
mokhoreva@hq.rt.ru.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 25, 2002

                                       By: /s/ Vladimir I. Androsik
                                          --------------------------------------
                                          Name:   Vladimir I. Androsik
                                          Title:  Deputy General Director
                                                  Finance Director

Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom
INN 7707049388
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                                  EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K:

Exhibit
Number         Description

1. English translation of the Material Facts Report filed by the Company with the Russian Federation Commission for the Securities Market.